Exhibit 99.1

Press release
Brussels / 19 March 2018 / 10.00 pm CET

Anheuser-Busch InBev files

its Annual Report on Form 20-F

for the year ended 31 December 2017

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) today filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC).

The Form 20-F can be downloaded from the company’s website (www.ab-inbev.com) under the heading Investors / Results and Filings Center / SEC Filings, at the company’s Issuer Direct Corp webpage (https://app.irdirect.net/company/2888/hotline/) or from the SEC’s website (www.sec.gov) as of March 19, 2018. Printed copies of the complete audited financial statements contained in the Form 20-F can be requested free of charge from Issuer Direct Corp, The Investor Network, 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560 (AB-InBevReports@issuerdirect.com), +1-888-301-2501.

Contacts

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Aimee Baxter Tel: +1-718-650-4003 E-mail: aimee.baxter@ab-inbev.com Peter Dercon Tel: +32 (0)16 276 823 E-mail: peter.dercon@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com Mariusz Jamka Tel: +32-16-276 888 E-mail: mariusz.jamka@ab-inbev.com

ab-inbev.com

Press release
Brussels / 19 March 2018 / 10.00 pm CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of nearly 200,000 employees based in more than 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

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